Filed by Liberty Media Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company:  Liberty Media Corporation

Commission File No.:  000 - 51990

Excerpts from the Transcript of the

Liberty Media Corporation 2008 Investors™ Meeting

held on September 26, 2008

PRESENTATION

Unidentified Speaker

The appendix will be available on our website, www.libertymedia.com throughout this conference. Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Media stock, or stock in new Liberty Entertainment Incorporated. The offer and sale of shares of Liberty Entertainment in the proposed split off will only be made pursuant to an effective registration statement.

Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC including the proxy statement prospectus to be contained therein because it will contain important information about the transaction. A copy of the registration statement and the proxy statement prospectus, once filed, will be available free of charge at the SEC’s website, www.sec.gov.

Copies of the proxy statement prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement prospectus can be obtained without charge by directing a request to Liberty Media’s Investor Relations, telephone 720-875-5408.

The directors and executive officers of Liberty Media, and other persons, may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split off of Liberty Entertainment. Information regarding the directors and executive officers of Liberty Media, those expected to serve as directors and executive officers of Liberty Entertainment and other participants in the proxy solicitation, together with a description of their respective direct and indirect interests by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.

 Courtnee Ulrich  - Liberty Media Corporation - Director of Investor Relations

 The agenda is as follows, Greg Maffei is going to discuss Liberty Media Corporation, then we’ll launch into Liberty Entertainment, our newest tracking stock. Chase Carey will discuss DirecTV followed by Mark Shuken, CEO of Liberty Sports Group. Then we’ll have Bob Clasen finish up our Liberty Entertainment discussion and launch into Liberty Capital with a review of Starz Media and Overture Films.

Greg Maffei  - Liberty Media Corporation - President and CEO

As you may recall we bought another 7% of that News Corp’s or rather that DirecTV stock back in — via a complicated hedge transaction in the spring. We introduced the Liberty Entertainment tracking stock and we announced the split off and the conversion into an asset-backed company of Liberty Entertainment. And we repurchased about 14% of the Liberty Capital shares as of the last time we publicly reported.....

And I think we’ve been helpful in encouraging DirecTV to accelerate its buyback in part by completing a voting standstill, where we agreed we would hold our vote percentage flat even as they increased effectively our economic ownership in the company because they continued to buy back stock. We understood they had sensitivities around us going over 50% in voting through their actions so we agreed to, I think, be helpful there......

The last one of our — I’d like to think our strengths is our ability to hopefully empower our managers. Part of the appeal, I think if you talk to Jim Holland or Ryan DeLuca or other folks, maybe hopefully Chase as well, is that we’re not generally micro-managing their businesses. I think we give them relative autonomy. One investor last night asked me, what do you do for DirecTV? Well, I’m not sure we need to do much for DirecTV, but we’d like to think that we stay out of their way and in a few cases, we actually try and provide a little value....

So, what are we hoping to do over the next year, so when you come back here maybe it will all not be completed by next September. But some of the things we obviously want to do is complete the split off. Continue to focus on reducing the discount to the sum of the parts value of Liberty Entertainment pieces to the market price. Continue to explore DirecTV options — we’ve talked I think reasonably candidly about some of the ideas that have been discussed. We’ll see how those proceed, and hopefully there’ll be more clarity in a year.

And, continue to look at content and distribution investments and opportunities. I think until we absolutely resolve on where we are and what we’re doing with DirecTV those will probably be small scale. But I think the teams that we have at Liberty who work in the content space, spend quite a lot of time working with the DirecTV folks and their content opportunities, and their content ideas and seeing how we can get the best of that together. And we’ll continue to look at those, and hopefully perhaps execute on some attractive ones over the next year.

So with that, let me move on to the next slide there. Okay, let me introduce Chase Carey, President and CEO of DirecTV.

 Chase Carey  - DirecTV Group Inc. - President and CEO

 Thanks, Greg. Good morning. Thanks for being here. I think I’ll spend a minute — I wasn’t — it wasn’t part of what I planned to talk about, but just as Greg touched on it before I came up, the Liberty relationship it’s obviously recently new for us. We just closed February. It is a good one at this point. And, I actually think Greg touched on a lot of things that are very much true to how our relationship operates today.

I think we do get an appropriate level of autonomy to run the business, to make decisions that we should. I don’t think any autonomy should be completely unfettered - obviously, respect the board and the like. I’ve always believed in sort of an open book.

And I think you do what you — you believe in what you do and you do it right, you should be open to providing a window to the decisions you made, the results. And, I think that’s an important, positive part of running business. And I think they’ve played a really good role in terms of letting us run the business, yet an appropriate role of being a partner to provide important perspectives.

And clearly, there is a real level of expertise that comes from it. I mean, John, has a reputation, experiences you’d know well, Greg’s as well. Certainly John understands aspects of our business better than I do from his years of building it. And Greg, certainly in a world where technology becomes more front and center, every day in what we do.

And really the whole Liberty organization, I mean we’re in a fluid, very fast, evolving business with a lot of opportunity everywhere and they’re smart people. And, I think to the degree we have people that can reach out and look and provide ideas and provide thoughts, is a real positive. So, I do think it’s a — really it’s a pretty good mix letting us run the business, and yet being important not just resources, but partners in trying to figure how we go forward. So, I do — and I would second a lot of what he said. I’m not going to comment on the CEO [conversation] part of it.

Turning to DirecTV. It’s such a great opportunity to speak to you today. I do think during the last — actually I think I’ve got to get past this slide. I don’t know why we had this — that was the longest sort of opening qualifying statement I’ve heard. So we have our own — not that we’d fight about those things day in, day out who has what qualifiers. DirecTV has had a really strong last year and a half — really since, I think, the beginning of 2007 we have hit our stride in many ways, certainly our content, our brand has probably never been stronger. I think from an operational perspective we are really stronger in almost every area.

We’re clearly not where we want to be in a lot of areas, but I would say we’re stronger in every area we compete in. I think we’re executing better and I do think our results are really beginning to show the benefit — to show what we’re gaining and what we’re achieving out of some of those initiatives. I think probably the most positive thing is while the results have clearly improved I think the real story lies ahead of us. And I think as you look at us over the next couple of years, I think we really will be able to take this business to another level.

And that’s said with full respect too that we’re in an increasingly competitive environment, and I expect it to become more competitive as we go forward. There are obviously the cable entrants there, new entrants like FiOS, debates about what does content over broadband or the Internet mean to us. So, it’s with a full recognition that we have a ray of competitive pressures that will only get more complicated as we go.

But, I think we’re really well-positioned to take this on. I mean, I think one of our core benefits — and in many ways it’s almost been — a question people have asked is, our focus on video, I think it’s an enormous strength for us. Everybody knows that — that’s competing with the bundle. And I think our ability to focus on video has really been an enormous strength.

I mean, [video at] the end of the business you want to be in. It is the value end of the business. It’s the end of the business where you’re going to add a lot of features, dimensions. You can really differentiate yourself on something other than price. People care deeply about video, and I think our ability to really build a position of leadership there is tremendously important to us. Our competitors are focused on building these other businesses. Many of those businesses, which are much more commoditized, and have unique challenges in terms of competing in them that we don’t have.

And our customers are finding solutions, which is always the $10,000 question for broadband and telephony that are compatible with DirecTV. So, it has enabled us to go and really develop a stronger and stronger position in the arena we want to lead. And work with our customers to help them find ways to satisfy their needs for broadband and telephony.

Clearly, a big part of how we have to operate in this environment is to be able to make the right decisions, to be agile, nimble, in terms of operating the businesses. We’ve got to decide what’s the right amounts in [West] and SAC to get the right customers or optimize revenue. How much do you spend on driving churn down without chasing the wrong customers or spending too much?

Those are the decisions day in, day out that we have to continue to make in this environment. We talk a lot about the core metrics that we drive the business around, and I think those metrics still today provide a pretty good framework for our goals, and a pretty good picture of where we’re going.

Though, when I speak at a place like today I always want to qualify and say those metrics are really ones that we have to continue to judge in the context of the marketplace, in the context of opportunities. And make sure that we are — that we shouldn’t be going a little bit this way or a little bit that way, to make sure we’re taking advantage of all the opportunities in front of us. What we don’t want to be doing is managing the business to hit a particular metric. What we want to be doing is managing the business to ultimately maximize the value of DirecTV and the opportunities for DirecTV.

And, I do think we’ve doing a pretty good job of making those decisions, although clearly there are a lot of areas where we have real room for improvement. The service area, probably would be top of the list of one where we’re not today doing either inefficiency or quality. We’re not where we should be. They’re segments where we really haven’t begun to take advantage — we haven’t begun to compete in the way we should, probably the MDU segment, which is somewhere close to or around 20% of U.S. households, is not one we compete in in any way, shape or form as we should.

I guess the positives in terms of opportunities, I do think in all those places we’ve at least got it going in the right direction. And in some ways, the promise or the exciting part is that’s some of the upside of how we take this business forward is really capitalizing on the things we haven’t capitalized on yet or fixing the things that we need to fix.

But to take it down a level I guess you start with, how do we define DirecTV? It is about the best television experience. It is about content technology, and service is the tent poles. What does that translate into from a financial perspective? We look to continue to drive solid top-line growth, increasing margins, and strong cash flow.

And I think if you look at the results over the last again — the last 18 months, I think it’s pretty clear in almost everyone of those levels we have been making real progress, and again start — move this business to where it should be.

What are the factors that drive the business? I’m going to spend a minute on each of them starting with subscriber growth. That — clearly one of the driving forces in terms of top-line growth is subscribers, particularly for us high value subscribers. We’re not looking to just get any subscribers. We are looking to focus on high quality subscribers. And as you see here we’ve been doing a very good job competitively driving that subscriber growth. We believe it will continue.

We expect the second half of ‘08 net subscriber growth to be about equal to the first half of ‘08. What drives this — what do we look to, to drive the growth? I think it starts with marketing. I think our brand as I said, I think it’s never been stronger. I think our marketing group has done a really good job of having messages that rise above the clutter and the fragmentation that exist out there using vehicles like the blimp that give us something differentiated, not just another 30-second spot.

Our direct sales force is clearly another vehicle, is very important for us in terms of driving sales. You can see the growth. It is the role — increasingly important role. The direct sales force, not only has efficiencies in terms of how we operate the business, but really clearly has agility and speed, and the ability to capitalize on opportunities, the ability to give us really direct insights into what’s going on in the marketplace. We’re not trying to work through intermediaries that have their own agendas in terms of profit and the like. So it gives us great insights, and it clearly does let us go after the right opportunities.

In many ways it lets us target what you’re thinking a more — in a market that’s getting increasingly competitive, certainly is mature, largely in terms of subscriber penetration, there are probably a few subs added each year. But a lot of your objectives have to become getting smarter and more agile about jumping in opportunities.

And whether that’s a weak cable operator in a particular market where you think you can take share, market disruptions in the last year the Adelphia switch in LA and Dallas. We think we did a good job of jumping on those. Going forward you’re going to have a lot of cable guys doing some sort of analog/digital conversions. Those conversions are things we can focus on.

Clearly content where we’ve got it, HD. They’re local markets today we have it. DISH doesn’t. We’ve got to make sure we really use that to create a real position of leadership. We’re adding another close to 40 HD markets between now and year-end. Sports, there are — clearly sports beyond just Sunday ticket, where we have advantages, the MountainWest networks.

If you’re a BYU fan in Salt Lake, we ought to be taking advantage of that. The NFL network, we will again, clearly for those eight games be something we have that others don’t. When we have those sort of advantages we do have to make sure we are taking advantage of it.

And we also have an array of niches that are really opportunities for us, that we capitalized on to varying degrees. The commercial business, I think we’ve made some headway this year, but still clearly a lot of room. The ethnic we’ve also. The MDU, as I said, is one we really have not come close to doing what we should do. Rural America we recapture some of what we lost when we were in the Pegasus era, but again we’re still not back to anywhere near where we should be.

We do go after these customers. I do want to be clear. We are competing for these customers in an arena where the offers and the marketing spend by our competitors are increasing. It certainly creates challenges. We’re going to make judgments. We’re not going to chase subs open-endedly. We could obviously add more subs than you see here if we wanted to just spend open-endedly, or end up saying drop our quality standards and let customers come in that we probably shouldn’t have.

We’re not going to do that. We’re going to spend what we think makes sense. We are going to spend more because that’s the environment we’re in. But we’re going to spend what makes sense, and we’re going to go after the customers that make sense for us. And, we think within that we’ve got enough inherent strengths in our business to achieve our goals.

Obviously, the other half of net subscriber growth is managing churn. This is an area we’ve spent significant time attacking over the last few years. Clearly, the best way to manage churn is ultimately provide a great experience in hand. You provide a great experience, nobody has a reason to leave and that’s our ultimate goal. But clearly, you want to do things underneath that to manage the business.

Probably our first focus a few years ago in this was really to go after the lower quality subscribers, the credit [risky] subscribers that we had probably too many of and really introduce an array of initiatives to tighten up here. Credit checks, credit card requirements, other tools that really let us really tighten up on what we call the involuntary side of churn.

And in hand with that, we put in for all our customers tighter agreement terms that again help us throughout the board, longer commitments. We do a much better job of enforcing early termination fees. Those sorts of tools all truly have been an important part of managing — managing churn.

We’ve also gotten very good in a very sophisticated level of customer segmentation. This sort of just illustrates our ability to say not every customer is the same. We clearly have segments of customers where a large portion of our value is disproportionately represented. The flip side is, obviously, we have segments that clearly are not representative of the type of customers we’d like to be the heart of DirecTV. When we’re going to try and save a customer and a competing offer we’re obviously looking to spend more on the customers you really want to keep, less or none on the customers that aren’t worth keeping.

And probably as a foundation to all this — and this is really all part of creating a great overall experience, we have spent a lot of time really the last six months really overhauling and improving the communication to our customers, really making DirecTV easier to use, easier to understand, and easier to learn and know what’s going on in our business.

We’ve also, most recently just in August launched a loyalty program that’s really a way — we’re going to start rewarding our longer term customers, really a way to say thank you. And, I think it is — I think it goes a long way — we’re obviously giving something more than a thank you, but it goes a long way to sort of helping us deepen that experience to develop a rapport, a friendship and let those customers know we care about them.

The third aspect of really driving top-line growth is ARPU. And as you see here our ARPU growth has been increasingly strong. When you look at ‘07 versus ‘08 it looks a little misleading on that top comparison because it’s a full year and it’s a Sunday ticket, in the ‘07 numbers, so it’s not actually going to — and when we get a full ‘08 it won’t be going down it will be going up.

The foundation or the baseline factor in driving ARPU is our price increases. We have put through each of the last few years a 3% to 4% price increase. Actually believe we are still in an environment where we’ll be able to continue to. We and our competitors, beginning of ‘09 will put through an annual price increase and expect it to be about what you’ve seen in the past.

To some degree [what] really helps, as I said before, you’ve got our competitors — competition is always going to be a part of figuring out where your pricing is. Really have intense price competition of broadband and telephony. I think it makes video in many ways they’re cash calves. I don’t really see their price competitions in a traditional form coming to that segment.

Again, we always have to be sensitive to what happens. So, I do anticipate we’ll be able to maintain the type of pricing. That doesn’t mean there aren’t pressures. I mean, the competition today really is mostly in offers that does travel through as you have richer offers and richer [states]. So there is an offset to the price increases that is there, but I think in terms of base price increases we expect that to continue.

Certainly another factor really probably the biggest single factor if you’re going to say what’s added that extra dimension to ARPU in the last year has been advanced product HD and DVRs, and clearly that penetration has grown significantly. The positive is, I think these products are ones that are going to move to the majority of the U.S. households. So that’s 70%, 75% maybe sort of the VCR, DVD type penetration.

We’re not even halfway there. I mean, the 41% is a combination of DVRs and HD. So, I mean if you actually took those two and [saying] each are getting to that level we’ve got — we’re not halfway there. So when we look at growth over the next few years, I think there’s a lot left to come from this arena.

Clearly, we’ve also benefited from the focus on quality subscribers. The quality subscribers value video more, they buy more video whether it’s advanced products or sporting packages or what have you. As we look a little bit beyond the sort of short-term future, I think some of the drivers that will begin to emerge, VOD will clearly be one of them. VOD is not a big factor competitively or otherwise for the business today, but I do think it will emerge — it will grow, not over quarters but over years.

We launched our VOD product in the middle of this year. We’re very proud of it. It’s got great reception, small and a building market, and we really think we’ve differentiated ourselves with sort of ease of use, the customer-friendly version of VOD. And, we think this will become an increasingly traffic part of our business driven through satellite downloads, combined with broadband connectivity.

Advertising is another area that as we look out over time — again, this is looking beyond the next year or two. We think really opens up some new avenues for us. We’ve grown this nicely. We’ve grown within its traditional four walls we’ve grown our ad business quite healthily. We’ve added local demand, some local sales most recently.

But the real opportunities become as you get this sort of inner activity and ad insertions using disks in the home and some of the — and the broadband connectivity is really what will open up in a way to sort of compete in an array of the advertising formats that are emerging. Clearly, as we drive the business nothing is more important than content. It is what people ultimately buy DirecTV for and what they watch. And when you talk about content certainly last year it probably got a start with HD.

I think we did a very good job of creating a leadership position in HD. I think that’s a leadership position we can continue to drive. I mean, the fact of the matter is first we could need or have a leadership position. I think our competitors try to do a pretty good job of muddying the waters and making an array of claims whether it’s calling channel shows, or I think Comcast at one point was claiming 10,000 HD shows and nobody knew what it meant.

I think there’s a lot of confusion out there. I think we’ve risen above the confusion. And, I think while everybody just jockeys underneath, gives us a great place. I think our lead is real. We’re going to continue to add to that lead. We’re adding more national channels, more local HD markets. We’re adding dimensions to our sports packages, so I think we’ll continue to refresh that.

And I just think there’s staying power. I mean, one of the great things about building a real position of leadership and a brand behind it is, as long as you pay attention to it, I think you could continue to drive that. So, we do think there’s real legs in this HD leadership position. Clearly, in content sports — enormously important for us. Sports aren’t for everybody, but it is the most powerful programming out there, the NFL Sunday Ticket has been our signature, but we’ve added NASCAR.

We’ve added March Madness. We’ve added golf events like the Master’s, tennis. We’ve added new dimensions to all those packages. So, we will clearly continue to drive our sports leadership and we are determined to continue to stay at a place where essentially what we want people to say is if you’re a sports fan, you’ve got to have DirecTV. And we actually do think the sports ties great into the HD leadership.

I do think it’s a one plus one, is three. When people talk about HD they talk about sports. But — the sort of combination really creates, I think, a unique power strength for us. Beyond sports we’ve added — we continue to look for other ways beyond, to distinguish DirecTV. Next week, I think, it is we will premier Friday Night Lights without ads about four months before NBC has it. And, I think it’s really a special event. I mean, it’s clearly a show that has a segment of fans out there, gets a lot of buzz.

And the fact that you can see the whole sequence — we’re actually going to have some original footage with it, I think are the types of things that make us different from others. Clearly, it’s more than that. We do things and events and music and in a faith-based category and elsewhere. We’ve also continued to build on — enhanced and interactive versions of our content experience.

A lot of it again, sports. Sports is probably the most conducive to the interactive arena, but it is again more the sports. Actually the next week or two we’ll launch with the Weather Channel a localized version of Weather on the Eights. So you hit a red button, then you can get a really good version of your local weather for all of you that are DirecTV subscribers.

Finally, area and content user interface. As you get more content there’s more stuff for consumers to try to find their way around. I think the user interface becomes an increasingly important tool. We are continuing to enhance and add features. We added one recently, so that when you — if you have HD because we give you both the FD and the HD, if you’ve got an HD box it knows to automatically go to the HD version.

We added a game — a game feature, that helps you if a game is blacked out on one channel that you go to, it will automatically take you to another channel that may have that game on. Really, a long list of things that we’ve added to the UI. On a separate parallel track we are really looking — we are in the process of developing really what I’d call a next generation user interface that will really add personalization and search capabilities that take this whole thing to another level.

If content is what you see — I guess sort of what enables this is our technology. In many ways I guess technology [sonars] with set-top boxes. Clearly, it’s more than that. It’s the software in it and what we put in place to get it there. But we went through a process over the last couple of years where we really launched an array of new set-top boxes.

Clearly had some bumps in doing it. We expected them. We’re largely past them, so now we’re able to really focus on how do we improve the reliability and the performance of that? We’ve made great strides. We still have a ways to go, but we really do feel that we’re getting those set-top boxes where we want them to be.

We’re also now looking to make those boxes upgradable, so that, for example, we launched the VOD we just did, all we’ve got to do is download software to the box and it’s enabled. This fall we are going to move to a place where when somebody orders a DVR we’re going to put a DVR in place that again with the software download can be converted to a HD-DVR when somebody wants to add that.

It cost us something to put that in, but we think it’s a worthwhile investment, probably about $25 incremental investment to give us that flexibility. But we think it is an important — it is important flexibility. We’re adding functionality. One of the more popular ones we’ve added this year is remote bookings. The ability with your cell phone or PC when you’re away from home to interact and have your DVR program something you forgot to put in when you were home.

And really as we go forward probably the largest in the next year plus, the largest initiative will really be the whole home experience and sort of that next generation of tying the whole home together, the TVs as well as the PCs having one disk, one hard disk in the home that you can pull up, you can save something on and pull it up in whatever set you want. We really do think that, and probably as you go beyond tying into the mobile and out of the home capabilities are going to be defining events that we’re clearly spending a great deal, amount of time on.

All those things are important and we know how important, but at the end of the day service, the customer experience through service, is probably second to none. People want it to work. If they an issue they want the question answered. If they have a problem, they want it fixed. It is an area, that as I said, probably of all is the one that is the most of a work in progress. We’ve made some headway and we are taking critical steps. We’re certainly — I think, one of the things that’s important as we end up in a more complicated world with more features, we are working to offset that by simplifying and standardizing the process.

We used to have multiples — installers used to have to pick between cables and connectors and a whole array of equipment. Sometimes they’d install it wrong. We’ve now got one cable, one connector. We’ve simplified that whole in-home process, call centers, more customers with more stuff. We’ve built a new IP system that enables a call center agent to pull up on a screen when a customer calls. The relevant information that lets them have a much more constructive and faster and better conversation with those customers.

So, clearly looking for ways to continue to simplify and standardize those experiences. Technology is the big tool in this. We have a new installation technology called single wire multiswitch. We nickname it SWM. That really will give us real flexibility and ease the installation process, and greatly enhance the upgrade process.

We’ve given all our — just this summer, given all our field people handhelds that improve communication, coordination with them, as well as their effectiveness in the home. New diagnostic tools, so when a guy’s on the roof, points the dish, tools to make sure the dish is pointed properly. If there’s a problem, tools that when you go in the house enable that guy to much more accurately troubleshoot what the problem is, so we don’t end up with three and four truck rolls trying to find a problem.

And then sort of adding tools for the consumer. I think the Web is probably the most important of those. We’ve done, I think, really good job of overhauling the Web so customers can learn more, can understand more, can get their billing information. Can get content information, can make choices on the Web, is really an important part of adding choices. Obviously, efficiencies — I mean, one of the great things about all these initiatives are the improved experience, but at the same time they improve our efficiency. So, it really is a win-win for both of us.

Another big initiative for us has been moving to more owned and operated networks. We’ve added call centers, probably more importantly this summer we took the first steps to own a segment of our field services. We now own about 35% and really what I expect that to give us is first, a much more direct ability to establish best practices.

How long should it take you in a home to do something? What are the right standards that should be met? Should the installation be done 98%, 99% of the time correctly? How often should you have to go back? What should be the right targets and the right —? Look, obviously you want everything to be done right 100%.

But we want to make sure we can set the right targets, troubleshoot the right problems, not try to work through multiple parties to get at them. It enables us also to be much more agile and much more flexible. With third parties you have to use sort of computation structures to try and manipulate and move things here. It gives us a much more agile and much quicker ability to react to things and there should be efficiencies inside this.

So, I do think the owned and operated move — I mean, obviously not naive to the fact there are challenges — a lot of large companies, and we’re a large company, say we can do this stuff and then they become bureaucratic and fat and all they do is spend more money and don’t perform better. Obviously, we are not planning to do that. We are planning to run this right, run it efficiently and deliver a better service.

Subscriber acquisition costs, clearly a big, a key cost for us. And as we said before, we continue to face an array of upward pressure on this, demand for advanced products, new technologies. The SWM I mentioned. That has an incremental cost of a few bucks to put in a home. Other things that we have pressure. And we’re spending more money in sales vehicles that let us go after the right types of customers.

We do continue to look for ways to offset those costs, certainly box costs, re-used boxes, we are finding ways to offset it. That being said, I think we have found — we used to talk about 650 to 700 being a target for SAC, it’s now — that SAC is now above 700. The decision to go there, the way we looked at it, that was the right place to be. The incremental amounts we were spending on hardware — it’s mostly hardware. Putting more HD/DVRs was obviously a value creation event for us.

And the money we were spending incrementally to target the right high-end customers was again creating value. I actually think on those tradeoffs we’ll probably find it creeps up a little bit. I think we will look to find those balancing acts, but there are opportunities where investment makes sense. But we want to make sure we’re investing for the right reasons to really create and build value in the business.

From a CapEx perspective, we’ve been for a few years in a period where we were investing incrementally to add HD capacity most particularly. We sort of finished that off in the next 12 months with the launch of a satellite in ‘09 and, really, we’ll bring that out-of-home CapEx down to what we view as more of a maintenance level around the $500 million level.

I talked earlier in the year at an event about where do we think we’re headed. And we feel very much on track and it’s only six, seven months since then, but very much on track for a business that at the end of 2010 we’ll have revenues of 20 billion, operating margin approaching 30% and cash flow in the neighborhood of — before interest and tax, is in the neighborhood of 4 billion.

I’m going to spend just a minute on Latin America. I said to a few people last night, it was our hidden jewel. We’re trying to make not quite so hidden. We had to get through mergers and an array of things that we really only competed last year. We always believed this business had great potential, I think this business has really started to prove that potential.

We’re in most major countries really through three entities, you see them here, 5.5 million subs in the market. Very excited by the Latin American market, clearly a market that — it’s interesting, the U.S. is mature in terms of pay-home penetration, Latin America clearly nowhere close to it. A lot of our competitors have been through a period where they had an array of struggles.

Cable is our main competitor, they are moving digital but it’s mostly into big markets. And clearly competition, just as here, will increase. You see Telmex and Telefonica becoming more active forces with the bundle and an array of initiatives. Another big opportunity in this market, HD and DVRs are really in their infancy. HD is largely non-existent yet and DVRs are in their infancy.

As we go forward, what’s going to drive the Latin American market for us? First, really take advantage and piggy back on the back of the U.S. We should take advantage of the scale in terms of hardware costs, and probably equally importantly, take advantage of the technological advancement. And clearly, the U.S. is going to be way ahead in all these technologies, whether it’s HD or DVR or VOD or what have you.

Local competitors try to struggle and figure in that how do they learn how to deploy those things. We should be able to, and we are going to be able to take advantage and drive those things into the market, drive them in at a really cost advantage level, advantages in terms of content, advantages in terms of marketing. It is a great opportunity and a great ability for Latin America to piggy back on the U.S.

Content and technology has been important to us. We exclusively have events, things like the Spanish League Soccer, local soccer, other types of events that are beyond sports. Customer service, we have local customer service. We really do believe it is something that has distinguished us there. We continue to add an array of tools to it to strengthen that experience. We really continue to — we are the premium player in Latin America. And that is a big part of continuing to build that level of leadership.

We gone most recently to move to multi-box putting — historically, we probably had a lot of homes in the market with more simply one set-top box per home. We created offers that enable — as more customers move to more than one TV, to enable them to have DirecTV on more than one TV.

DVR is something we launched in the last year and we are moving forward with DVR penetration. So it is becoming a reality in the market. HD is something we’ll move forward within the coming quarters. So HD, we’re going to start another arena that we’re going to use to strengthen our leadership position.

And one of the offers that we’re using to expand the business is what’s called Pre-Paid. It’s a business where a customer pays — we have very little SAC up front net. We launched it in Venezuela very successfully. We’re now deploying it elsewhere. The customer pays for something up front that brings our SAC down to a very modest amount and then buys for limited periods.

So they can buy for three months, not buy for a month, buy again for two months. It’s really a great business model because we get so much of our upfront back, that really all the incremental monthly buys are really profitable to us. And it’s very — there’s no cost in turning on or turning off, they buy cards at various retail outlets to turn it on or off. So, it’s an opportunity for us to add a real dimension to that business.

As I said, the Latin American business has really started to hit its stride. I think all you’ve got to do is look at the results. And we think this business actually has a real window to — as the competitors try to get their feet underneath them and go forward, for us to really build and even bigger gap between us as the leader and those we compete with.

So all in all, I really am excited about where we can take this business to. I do think, from a U.S. perspective, we are hitting our targets. We’re continuing to drive cash flow to where it should be. And, I think we’re tackling the problems that we should be tackling.

From a Latin American perspective, we are building momentum almost across the board in the business, and again, taking the steps like adding DVRs and HD that will strengthen that position. At a time of economic troubles, we are probably as well suited as anybody out there. We have a tremendously underleveraged balance sheet. We have been using our cash to pursue buy backs. We’ve bought back about 6.5 billion of our stock over the last two and a half years. We’re about halfway through a $3 billion buyback now.

Clearly, all these things really just represent opportunities for us to use our strength in the business or our opportunities to the balance sheet to figure out, how do we create incremental value for our shareholders. And, I think really it’s simply — it’s up to us to execute and deliver on that and that’s certainly our plan.

Thank you for the opportunity to talk to you this morning, and look forward to seeing you as we go forward.

 Courtnee Ulrich  - Liberty Media Corporation - Director of Investor Relations

 Thanks, Chase. Now, we’ll continue our discussion of Liberty Entertainment with Mark Shuken, President and CEO of Liberty Sports Group.

 Mark Shuken  - Liberty Media Corporation - President and CEO, Liberty Sports Group

 Thank you, and good morning. It’s certainly a common theme as you listen to Greg and Chase talk about the business. And in my 20 years of running regional sports networks and groups of regional sports networks, I’ve never experienced a more exciting time. And it may sound a little funny in the context of today’s economics, but frankly, one of the primary reasons for the excitement and the opportunity we have is the acquisition of our business by Liberty Media.

And the reason for that is Liberty — and all the things that Greg alluded to about how we operate our business, there’s a common theme as you listen to Chase and Greg, the sports content lever, before DirecTV, before acquisition and retention and in the community at large. And so, there’s a really a good and opportune time for us to continue to grow the business. But it’s an honor here for me to introduce our business to you. We were part of the acquisition — the business that was acquired as part of the DirecTV transaction from News Corp.

We are, Liberty Sports Group, is three regional sports networks. Regional sports networks thrive on and depend on the passion and the connection of the consumer in that community. Think for a minute about what means something to you in terms of sports and that passion and that emotion. And whether you’re a sports fan and a real deep sports fan or have a tangential connection, that passion and connection remains the same. It’s a very valuable opportunity in exploiting that.

The keys to our business are fairly clear and simple and the opportunity is terrific. We have exclusive media rights. We have affiliate distribution fees that are certain. And so, if you think about the volatility of today’s economic market, there are very few businesses out there that have revenue certainty, virtual cost certainty and your downside risk is much less than your upside opportunity. And I’ll show that to you today.

But it’s just a huge opportunity and a time for us, particularly because, as I said, the Liberty synergies, the growth strategies, the way that Greg is asking us to run our business, they all really speak to real growth and economics and in value.

The three regional sports networks today that we comprise, we have exclusive relationships. And what that means, simply, is product and content you cannot get anywhere else. In our three regions, we have exclusive relationships with the Seattle Mariners, the Colorado Rockies, the Pittsburgh Pirates, the Utah Jazz in the NBA. We have exclusive promotional and programming relationships with the Seattle Seahawks, Denver Broncos and Pittsburgh Steelers. And in the NHL, we are the only carrier of Pittsburgh Penguins’ games in that market place.

In collegiate, we have relationships with the universities of Washington, Washington State, Oregon State, Colorado, Pittsburgh and Gonzaga, among many others. And we have national and broad conference relationships with the Pac-10, the Big 12, the ACC and the SEC. So exclusive content, passion and connection, and a reach that affects subscriber and customer acquisition and retention, and an opportunity to solidify your business for the long term.

So these businesses have become — they’re sort of mature businesses with an entrepreneurial and start up spirit, very few chances in the business and economics of today that allow that. Right? How many of you have the opportunity to grow dramatically, without downside risk and an equal risk reward ratio? And I’ll show you why that is so.

We have 900 live events per year across the three regional sports networks. I think the regional sports networks find us perfect if it has a live event every night, a live regionally relevant event every night. There’s a point of diminishing return in there somewhere in terms of acquisition and delivery, roughly 250, 300 events is about core in that.

We produce 500 of those games in high definition, as you heard from Chase and Greg. That’s a very relevant and meaningful tool moving forward. We are full time distributed high definition by many of our cable operators and by DirecTV. We launched that last winter. By next winter, we’ll be fully distributed in HD and that number of 500 events will grow to ultimately all of our events produced in high definition.

We serve 8 million satellite and cable subscribers in our regions. But what’s probably more exciting and opportune and relevant is we’re virtually 100% penetrated. We reach all of the customers in those communities on expanded basic or either base level services. So virtually everybody gets our product. Everybody demands our product. And it’s a perfect lever for distributors like DirecTV.

We are delivered across 17 states in our footprint. And our primary affiliates are Comcast, DirecTV, Dish Network, Time Warner, but covers the gamut again, every cable and satellite operator out there, Verizon, AT&T, all the new entries, they all wish to or carry us and our product.

So what, why do the regional sports networks add accretive value and real leverage to the rest of the Liberty portfolio? Why are we in this business? Well, must carry TV, must see TV. If you think about your array of channels and networks and the content, how many of them must you have? And frankly, how many of them must you have in order to keep your current provider? Regional sports networks fall into that very small category.

If you have a choice of distributor in terms of your video content in your home, and you’re a fan or you know someone who’s a fan or you’re related or married to someone who’s a fan, and they don’t have that network, that’s a lever. That’s a subscriber acquisition or loss risk. So absolutely must carry the content.

Again, long term strategic revenue and cost certainty. So our fundamental benchmarks in these businesses are those exclusive rights agreements. They are multi-year, our exclusive distribution relationships with DirecTV, DISH and our cable operators, multi-year. All the different product, acquisition and creation opportunities are multi-year. All the distribution multiples, metrics and agreements are long term.

So you don’t have the volatility of a marketplace right now that you see in many other sectors. They’re wonderful planning and strategic opportunity, and again, very little downside. I think the big ticket here for us, and this is why it’s so exciting to be unlocked and really to realize the value that Liberty will bring us is we have to think not like an old media company in a television business, but like a content acquisition creation business.

And it’s become cliched recently. Well, this is a real opportunity to blow the doors off for us. We are about to converge and grow based on all new forms of media and distribution. If you have children, I have three, they look for their content in very different ways than I do and my parents did. Well, it’s a common theme across all forms of media. Certainly, sports drive that. And we will drive that along with our partners in distribution.

Interactive media, Chase showed you. We can bring different elements and ways to transmit, distribute sports experience, sports VOD, interactive media, streaming video, all forms of rights. Our exclusive rights agreements extend beyond television. It’s important that you understand that.

We’re not in the TV business. And as TV converges to other forms of distribution, we’re out of that space. That’s inaccurate. All of our agreements protect ourselves against, and are actually part of the growth of new distribution forms. So one of the things we learned at News Corp. was that some television experiences are DVR’d and TiVo’d in very extreme ways now. Sports — live sports television is not subject to that to any degree.

So if you think from an advertising and sponsorship perspective and an experiential perspective, what’s cool in the moment? What’s relevant in the moment? It is live sports, plain and simple. There aren’t too many others. So very, very serious lever in terms of opportunity for our sponsors and advertisers.

We also have operational agility, innovation and flexibility. So again, the danger of being a mature business is you get comfortable. You get complacent. You start to think about incremental year-on-year growth, single digits, don’t screw it up. As you can see from what Greg and John and everyone are demanding of us, it is quite the opposite. And the good news is we can take wonderfully strategic risks without harming any of the downside. We can grow. We can be agile, innovative, try new things, respond to the customer in a way that most businesses can’t, especially in today’s climate.

Also we have an infrastructure, sales infrastructure, technological and technology and production infrastructure, negotiation and legal infrastructure, business infrastructure. That means one of our primary mandates which is growth, acquisition, partnership, merger, all the opportunities that are out there to grow. Those acquisitions are immediately accretive.

The one-off businesses that are out there as isolated businesses are not so. We can bring to bear operational synergies, reduce cost and elevate revenues. Obviously, when we discussed distribution deals with our partners and our distributors, there’s leverage to bear there and we do that very well.

The financial metric. This is the piece — again I’m reiterating because I think it’s very important. When I talk to people and I say I’m in the regional sports network business and the television business and the media business, they say wow, advertising must be down. It must be in real trouble.

Well, if you look at this slide, you’ll see our revenue mix — right now a little north of 80% of our revenues are fees that distributors pay us for the opportunity to carry our networks. That means the volatility of our business, the absolute downside volatility is south of 20% year-on-year. That’s before contemplating any other expense controls or anything else that you have to implement.

Most people are very surprised at that. They believe that we’re advertising and sponsorship driven. Well, there’s a reason why pay television exists for sports. By the way, all the — and why all these games and leagues and teams are on pay television, because they can’t be sustainable based on pure economics of advertising and sponsorship.

Our EBITDA target margin will be 15% this year. We’ll do a little better than that. That number is — we will achieve that this year. That number will go up in the years to come under Liberty. I can tell you that with certainty. Again with certainty because we know what our cost bases will be for the short, mid and sometimes long term, and our revenues as well, but also because this is a transition year for us.

We have gone from being under the umbrella of News Corp., we’re still pulling away from some of the service agreements that they have provided us in the transition. We get to go to new vendors, new suppliers, new providers, new opportunities to run our business. And every one of them — it’s a very competitive space. We have terrific opportunities there. Every one of those will offer cost savings and revenue upside. So even in a year of transition, our EBITDA margins are sustainable, secure and will grow in the future.

This slide, growth opportunities, when I was asked to speak here, this slide comes directly from the slide that we’ve given to every one of our employees across these 8 million subscriber served businesses. In other words, these are the same goals and objectives that my management team has, and were given six or seven months ago when we were acquired, verbatim. So this is how we run our business.

Number one, increase earnings and asset value, [these RSN], plain and simple. Make more money for the shareholders, stakeholders. Number two, expand our portfolio vertically and horizontally. Now let me explain what that means to us. Vertical expansion means getting deeper and stronger in our markets that we currently serve today. So we’re the driving regional sports network. We are the dominant regional sports network, and in most cases, the only in our markets.

So, what else can we do to leverage that? Radio rights, multimedia rights, screening, digital rights, community orientation, community events, sales infrastructure, partnerships with cable and satellite. So, how do you get deeper and stronger and more connected? Equity partnerships with your teams and their new initiatives, so let’s deepen and strengthen those relationships, that’s our vertical growth.

Horizontal growth is where else can we, and again they’re accretive, look at other businesses in the media space to acquire, with whom to partner and develop and launch new businesses. And they are out there. And we’ll do it judiciously, but we’ll be aggressive in that space. Also broaden that to national and international multimedia businesses. Again one of our drivers here and one of our senior executives that we’ve just brought on, is an expert in the sports and media Internet and streaming video space.

Well, not a coincidence. We’re going to go after those businesses. And we’ll go top down. We’ll find strong sports multimedia businesses to look at, to acquire, to partner with, merge or learn from. Conversely, we’ll leverage our regional strengths to elevate multimedia and digital distribution in our current markets. So it’s a perfect model going both ways for us.

If you listen to what Greg presented earlier and you look at what Liberty brings to the table, obvious opportunities for us to leverage those and make those benefits. The synergies with DirecTV are fundamental and huge. Chase and I have talked a lot — he and his team and I have talked a lot.

We will leverage and grow that combination and those synergies, absolutely. But there’s much more. The Liberty Interactive Media, the other television businesses that we have, the financial expertise, all those things are obvious and huge and the mutual benefits are going to be clear.

What Chase said earlier hits me the hardest. And I think is the coolest part of being a part of Liberty. They demand and let us run our — they demand that we and let us run our businesses. They’re there to help us, but they don’t hold us down. And that’s a wonderfully — ask yourselves if how many of you have that opportunity in your job. You get to do your job. That’s all you want. You want the tools, the resources and the expertise in the areas that you need support, but you take your strategic vision and you execute.

And I can tell you regional sports networks that are run by cable companies or that are run by entertainment companies, sometimes get bogged down in those — in the morass of that. We’re asked to elevate our shareholder value. We’re going to blow the doors off the interactive, multimedia space. We’re going to strengthen the businesses in the markets. And Liberty will help us and we have new investment opportunities. It’s a perfect mix for us, very exciting time.

Talked about the multimedia, interactive and digital strategies, the DirecTV brand content and value, Chase, mentioned it. I think the term he used was the most important or most valuable content is sports content, enough said there. But, how do we work together with DirecTV to really exploit and create that value, so there’s subscriber retention, subscriber acquisition and new ways to watch DirecTV sports?

If you’ve seen the Masters or NASCAR or the NFL package certainly, it’s not just more stuff. It’s better produced and presented stuff by DirecTV. That is also our core expertise. And we’ll work together with them.

And then finally, RSN synergies and best practices. When you’ve got a massive portfolio of regional networks, you sort of lose the opportunity to figure out what’s best and how to synergize those. And in some cases, they run sort of autonomously and forget each other. And if you’re a one-off regional sports network, sometimes your economics are challenged. You’ve got a whole infrastructure and cost bases for one business.

We’re in the sweet spot. We can find out how to run them best. We can aggregate our resources and look to take the three regional networks, make sure we’re savings costs where we can and elevating revenues where we must. And also look at evaluating — look at and evaluate new acquisitions and opportunities.

So perfect mix in terms of the way we can operate these businesses with a level of controls, but with the same freedom and autonomy to grow and be agile that — we must to compete in today’s market. So to sort of close here, and again, I want to reiterate that this is a business we’re in, Liberty is in. They’re committed to staying in and growing. The three regional sports networks become the fundamental tool to elevate the sports content and delivery that Liberty is driving.

So number one, the mandates I’ve gotten from Greg and Mark Carlton and Dave Flowers, the committee to which I report, is grow, grow, grow. Acquisition, merge, develop, launch, be strategic but get after it. And those mandates — those words happen a lot in our business, but we see real action in that.

We’re already in — fairly soon we’ll be announcing some new opportunities, as they come about and where we talk about them every day. There are many opportunities that have come across our desks. And now that we’ve got our operational feet under us, after six months we’ll be looking at those opportunities in the near future. But those mandates are real, they’re consistent, and we will deliver on those.

There’s a creative acquisition and deal structure. In other words, if we talk with our team partners, or league partners, or distribution partners, we’re not encumbered by some of the, again, cable owned or media entertainment company owned obstruction, structural or otherwise. So there’s a lot more flexibility in deal making that we can make.

Again, DirecTV, let’s not lose this. Sports is a driver. And under this current ownership, we can elevate that. The Liberty Entertainment relationship, that’s unique, obviously under this acquisition and we’ll continue to drive that. Liberty has team, league and international sports relationships. Liberty themselves, they own the Atlanta Braves for example. They are connected to all the teams, leagues and governing bodies, as are we. So there’s a mutual connection there and a benefit in terms of driving new sports content.

And again what Greg spoke to, first and foremost, and the area that they’ll bring greatest value to us operationally is that Liberty has tremendous financial expertise and partnerships. So we’re — as excited as I’ve been in my 20 years or so of doing this. The Liberty acquisition is the reason for that. The DirecTV synergy is the primary driver. And the flexibility and the mandates for growth are very, very exciting for us.

And again in a world that is a little bit — it’s not a stretch to say a world that’s a little volatile financially right now, we’re proud to present the Liberty Sports Group of one that has — one that is secure in terms of protecting it’s revenues, it’s earnings and it’s downside with tremendous upside growth in the near future. And we look forward to elevating that and delivering it for you. So thank you very much for the opportunity.

 Courtnee Ulrich  - Liberty Media Corporation - Director of Investor Relations

 Thanks, Mark. So now we’re going to finish up our discussion of Liberty Entertainment and launch into Liberty Capital. And that will be led by Bob Clasen, CEO, of Starz.

 Bob Clasen  - Liberty Media Corporation - CEO, Starz

 Good morning. Last year I outlined for you, in broad terms, the new Starz, the combination of the Starz and the Encore channels with the assets Liberty had acquired from IDT with the founding Overture Films in late 2006.

We created a company that’s able to produce content — entertainment content in all its forms, from short form to major theatrical films. And our objective is really distribution; to be able to distribute this on as many platforms as we can and take advantage of reaching audiences as they fragment. In this world of more places to go and find content, audiences have obviously been fragmenting.

So our view is, well let’s aggregate the audiences and do it across all of these platforms. Part of this, as we said last year, was to control our own destiny. We had spent most of our history simply licensing content and putting it on the channels. And this has really given us an opportunity to step back and begin to create content. And begin to create a library and be in a position to have much more control over what we’re doing and where we’re going.

So this year, I want to talk to you about how well we’re executing on the plan. The company now operates on all major distribution platforms, theatrical, home video, television, the Internet. And a lot of our content is sold overseas. We’ve really gone from one business to seven different businesses, and introduced a whole array of new brands and products.

But even though we are now in two separate tracking stocks at the moment, we’ve integrated the management. So that we’re running the company with a television unit, run by Bill Myers, who’s here today, a theatrical unit run by Chris McGurk, who’s here, and then our animation group, run by Kent Rice. So it is an integrated business that is attempting to work through all the synergies of being an integrated media company.

I want to start by talking about Starz Entertainment. Five years ago, we only did linear channels. And now we’ve added a whole array of new products that add quite a bit of value to that core business. We’ve introduced products each of the last three years. We’ve even launched new linear channels when another programmer left the space of movies in the ‘50s, ‘60s and ‘70s and introduced RetroPlex, and introduced IndiePlex, which are now getting very broad distribution, and helped cement our contact into the marketplace.

So from linear channels to HD to On Demand to HD On Demand and now of course, to IP with Starz Play, we want our affiliates to see us as the innovator, that as they develop new platforms and a way to distribute content, we are right there with them. And as many of them are now talking about mobility for next year, we are working on products in that space as well.

Also there’s a sense of renaissance in the premium category. For 20 years, it was the pay TV categories that drove the cable business. And then as digital came on and tiers moved to the forefront and then high-speed and then telephony, the premiums kind of got moved to the back burner.

Well, that’s over. Premium is now back in the spotlight because it’s really at the center of the marketing battle going on among cable, satellite and the telcos, and this rush to have new products, new high definition products, new On Demand products and new IP products. And I’m going to show you how effectively we play in those marketplaces.

We think we’re the best positioned to the programmers to take advantage of those, because we have been a product innovator going back to the summer of 2004 when we introduced Starz! Ticket as an IP product. So today we’re talking to our affiliates much more about products than about rates. And let’s take a look at why.

There are more than 300 networks that offer On Demand programming to that array of cable, telco and satellite affiliates out there. Starz has three products, MoviePlex On Demand, which is typically in a low digital tier. Encore On Demand which is typically in the most popular digital tier. And then, of course, Starz which is a premium service, but it’s typically packaged at $60 or $70 or $80. Month after month, those who carry this wide array of On Demand product, we have three of the top five. Movies are very important in terms of the On Demand business.

On Demand HD, another new product innovation where we’ve been at the forefront of taking our content and creating mini packages of On Demand for our affiliates. And here again, we lead the marketplace. Starz On Demand, Encore On Demand and HD On Demand are month after month, the most widely viewed, in terms of hours of use, of any of the products in this space. There are 40 networks. We’re the market leader.

The number of Starz customers continues to grow. Ours, in fact of Starz and Encore are the two fastest growing. If you look at the growth of the Starz channels over the last three years, we have grown at four times the rate of HBO. Encore has been at a faster growth rate than even the Starz channels.

And as more customers now over the next year convert to digital, that grows the marketplace to which we can sell into because remember, the Starz and Encore channels have always ever been available only in a digital environment. And now as Starz Entertainment and the channels moves into the original space.

We started in January with two comedies and by October 17, we will launch Crash, based on the Academy Award winning motion picture of the same name in a series, starring Dennis Hopper. This opportunity is the showcase of what our direction is. We think that doing high quality programming of a premium network and keeping our core movie business is the right mix.

Our simple goal is to stay with our Saturday night premiers, which have very high Nielsen’s where we premier new movies every Saturday. Find one other night where we have a strong line up of originals to create some destination view because we know already, we play so well in On Demand. And we think that’s an opportunity for us.

Also brand identity. The Starz channels and Starz flagship, for example, has tremendously stronger Nielsen’s than AMC. The people identify with AMC because of Mad Men. Even Showtime, we have quite a bit more viewership than Showtime. But Dexter has a niche, Weeds has a niche, we think that adding high quality content to our line up with originals will make a big difference.

But just as importantly, owning the content let’s us put it through distribution channels that we already own as in home video, sell it into syndication with our television sales group, be in a position to monetize it in digital and sell it overseas. So we think that, that starts to work now with all the distribution that we’ve put together.

People are watching. I love this slide. Of all the premium channels, 11 of the first 26 weeks of this year, 2008, Starz ranked first or tied for first. We had never been first until this year. People are watching. People are getting the message of consistently strong prime time viewing. Not just viewing scheduling to build CUME and develop a PR story, but really people tuning in.

And we are making significant progress in this area. And Encore, frankly, has a tremendous value to our affiliates. Two examples, it’s carried, it’s — the Encore, and it’s — the westerns and action and mystery and so on are carried on DISH in its top 250 tier. And there’s about 30 or 40 channels in that tier.

The Encore group represents a whopping 63% of all the viewership on that tier. In Comcast, on their classic direct tier, that Encore group exists with 20 other channels. It represents 27% of all the viewing on that tier. So our — day in and day out, the Nielsen’s, in homes that Starz and Encore show up in, continue to be very strong, and revenue grows.

As we gain more subscribers and also sell more of these services to our affiliates, in particular the phone company where our penetrations are very high even relative to satellite and relative to cable, our revenue has begun to grow. And our programming costs are down. The amount of money that we are spending for content, even with our new initiatives in Originals, is flattening out.

And if you step back and look in the marketplace, the movement of Paramount, MGM, Lionsgate away from Showtime to try to find another way to generate revenue because of the pressure on their fees. HBO striking deals with Universal and with Fox to 2018 is tipping to, I think, all of us, that the pay TV fees paid to the studios are in decline.

And I talked about this last year with regard to what we’re able to do in the spot market in order to go and buy content, high quality content for our channels. So we are optimistic that we’re going to be able to more carefully control our costs going forward.

And this improves OIBDA. We can all go to Wikipedia to see what that means. It’s a Liberty term that was defined at the call last year. And there’s actually on the website, an appendix that will describe exactly what that means. It’s kind of operating income with some adjustments.

We don’t talk about the future, but let me make two observations about us that you might find of interest. First of all, we are all subscription based, no ads. And I think that means two things. First is, it’s much easier for us then to move to other platforms because we’re not necessarily in the early stages of our content ratings driven. We can create niches and create spaces because we are only subscription based.

And secondly as this was pointed out, the advertising sales go through good times and bad times. We’re unaffected by that. More importantly, as the world changes and as advertising moves with more platforms such as the Internet, we are typically unaffected. Secondly, the analysts are looking out five years and looking at television in its broadest definition. And saying, well gee it’s still going to be about 90 to 95 hours per household per week. It’s a pretty big number.

But there’s going to be one fundamental change according to all the third-parties we’ve looked at. The time shifted piece is going to go from just a couple of percentage points to over 20 points. And as you just saw, that’s the place that we play in so well because of the popularity of our content. So we’re feeling as though these are both very good signs for us, putting us in a good position going forward.....

So you’ve got in the television group, the Starz channels. You have the television production and sales — and syndication sales. You have the digital team. And then in theatrical, it’s Overture Films and Anchor Bay. And then the animation group is the Burbank facility with Film Roman, a very high prestige 2-D animation product developer. And then our Toronto studio, which is — does the latest CG animation.

There have been multiple benefits. Joint acquisitions let us buy for all platforms at once. Getting leverage, getting cost savings, makes it easier for producers to go to one place and sell their content and hit all of the platforms. We’re coordinating marketing and promotion opportunities and doing promotions among all of the Starz assets. And now with the number of the Liberty assets as well, we had a big trader promotion with the Atlanta Braves.

Unified television production, let’s us use a single team to develop content that can be used on our own channels for direct to video and also for products for third-parties. We’re doing films right now for SCI FI. We’re doing them for Lifetime. And we’re doing a series right now actually for IFC. And finally, we get some savings by consolidating some back office functions.

Well, the strategy behind all of this is audience aggregation. Here’s a first example with Mad Money. Premiered in the theaters in January, 6 million to acquire the domestic rights, about 27 million in P&A behind it, it did $22 million gross at the box office. But our Anchor Bay company just knocked the socks off of it with a tremendous launch this summer. And will be generating over its ultimate $50 million from gross home video sales.

Other revenue streams. Pay-Per-View where we sell to our Starz affiliate sales group who have relationships with the satellite people and the telcos and the cable operators. Pay TV fees, where Starz will buy it effectively from ourselves and pay Overture. Revenue from syndication handled by our own in-house sales team, and we’ve already made a first sale in that syndication window of this film.

And digital distribution through Starz Play which is another venue for us to continue to look for revenue opportunities using our own in-house sales teams. So again, it’s controlling the distribution, taking content and pushing it through this system.

And finally this past spring, we began the most comprehensive branding effort in our history covering the channels and all of our other business units. We want to be the place where people can go and see that Starz brand and know they’ll find great quality content and great entertainment.

We’ve created a strong new word mark, turned into that logo you’re seeing on the screen. It’s a new look, a new feel. As audiences fragmented, we need to move Starz from just a brand to a super brand that is every where the consumer goes to find content.

There will continue to be fragmentation. But we need to be in the position to let people say, ah ha, Overture, the Starz Company, Anchor Bay, Encore, Starz networks. And let people recognize, well this is the place I ought to go and find my content. We think that will be very important in the new media world in front of us.

Enough talk, let’s go to the video tape. Thank you.

(VIDEO PLAYS AND RESUMPTION OF SESSION)

 QUESTION AND ANSWER

 Chase Carey  - DirecTV Group Inc. - President and CEO

 I think probably the first time I’ve heard [Jody], it really is more financial and in terms of cash flow. And I think we’ve talked, when I came in, about the cash flow potential of the business and what we thought it should generate. And so, I think there is a — simply, a level of saying and I guess I did talk about where I think we move the U.S. cash flow in 2010. And I think from where it was a year ago, and we’ve obviously taken a big step forward this year, it is.

There are obviously other ways there operationally too. And I think a whole-home solution. And the UI that sort of starts to tie things together in the home is an aspect of taking that customer experience and adding real dimensions to it, not incremental dimensions to it. To some degree, time frames of those things, there’s a lot of the technologies are different, and it’s not sort of one point in time, but the whole home experience certainly in the next 12 months becomes something we start to push more front and center.

The UI, the sort of next generation that Greg talked about, that experience could really add a new dimension that that. It’s probably more in 2010. So somewhere in that 12 to 24 months in terms of adding — well actually doing an array of things in between now and then. But certainly from a customer perspective, we are going to have, what I think, is a leap to a different type of experience and in an exciting way and I think we’ll tie together.

We’ve obviously started to tie things together like mobile capabilities and at-home capabilities into it. But really pull all that together as you go out into that kind of 12 to 24 month timeframe. So I think there’s both financial and operational aspects to it that probably is in different places [was] referring to.

 Greg Maffei  - Liberty Media Corporation - President and CEO

 Can I add one thing to — what I’d say is to [Chase]. One of the things, I think, that Direct has done a tremendous job of is finding a virtuous cycle between increased large screen TVs in the market, high-def sports, high-def and sports and that kind of positive cycle of customer base. And that’s sort of the current wave, which is not the only thing driving its large success, in my mind, but probably the biggest piece.

But I also think they’re investing in the future. And Chase talked a bunch about those. One of the ones that I think is most compelling, which can be a sustainable advantage is the TV experience. Or, that’s what I call it which is some combination of UI and search and how it’s VOD product and how those things are linked.

I think not only what is currently in the marketplace, but Direct has a lead over the other three large distributors. But if you look at the futures and where they’re investing, I think they’ve got a really — an ability to build a sustainable advantage. And I think that’s quite interesting and compelling for people who appreciate video.

The other thing I’d say is he’s driving that top line, but obviously there’s an enormous fixed cost component to what is going on at DirecTV. And in a way, the payoff, in terms of cash flow, is just beginning. Because the dramatic acceleration is going to happen, having invested in the HD product, having invested in getting those customers who really are looking to be more stable, lower churn, the most valuable video customer in the market. That pay off in terms of cash is really just beginning, it’s going to dramatically accelerate over the next couple of years.

Unidentified Company Representative

 And I do think — I mean, I do think as we — one of the — and I still think it’s under-appreciated and I think it’s a huge strength we have when you talk about new features, that is an advantage we have (inaudible) had the same one, but purchase cable and the wired guys is a national footprint and the ability to launch.

When we launch a produce, we launch it into every home. And everybody says, well, where’s cable? And the reality is, cable, depending on the market, it’s about 100 different places. The HD capability, what they’ve launched, where they’ve launched it, when they’re launching. But it’s very tough to come out with sort of — we launch an ability to — I don’t if these are incremental steps, but to have your cell phone or your PC remotely program your DVR.

[Be able to let] every person — the day we launch the next day, everybody can do it. You’re not relying on sort of a different market at different times and different places and their own sequences to getting out there. I think it enables you to brand those things, to push those things, to really establish a leadership. And I do think it’s one of the structural advantages we had that we introduce, new features and given [financial] content because we can be a platform for everybody, for those who want to premier their preview platform [for content].

 Unidentified Audience Member

 Thanks, I have one question for Chase. I wanted to ask about your broadband overlap to your subscriber base. I think you talked recently about how more and more of your customers are using cable, cable modem as the data service rather than DSL. With [Doc 30] coming, that probably continues to be the case. What does that do to your business at all, if anything? Is that a positive, negative? How do you address that? And so what are your conversations with Verizon and your other telco partners about trying to take some of that share back?

 Chase Carey  - DirecTV Group Inc. - President and CEO

 Well first I guess, probably describe it a little differently. But certainly, DSL is our largest, that would be broadband service, that the largest percentage of our customers take. So I think when I talked about it on the earning call, what I said is that cable segment grew more than the others. So I think we found the percentage — and it’s a meaningful percentage but certainly DSL would be significantly larger than the cable segment — taking it.

I guess with the — I’m not sure there are any magic bullets here. I think to some degree you have the whole question is, as this bundle matures, and clearly it’s maturing on a perspective, to what degree these things starting to be offered in different shapes and different forms. I mean, obviously you’ve got the cable guys now talking about two plays instead of three plays.

And I think — and I guess, I think we continue to believe, which is why we like the position we have, that it’s not going to be simply a one size fits all market. That the market will evolve in a way that people will have choices from existing players or emerging players. We can be helpful. And we certainly have tried to push and be constructive.

More than just push the telcos to — who I think — let me just go back to between ‘04 and ‘05, I think were pretty asleep and let cable sort of take the broadband business. Came back pretty well aggressively in ‘06 and ‘07, and push back and I think took a little bit of their foot off the pedal or eye off the ball.

And I think for them probably kind of really, [on] broadband unfortunately price probably is something. It got used, and Verizon can help with a much more aggressive DSL offer just in the last couple of weeks. So we’re going to try to be helpful with that, and bundling we’re trying to come up — with Verizon, with some packages.

I think I’d actually also love to see the phone guys and I’m going to — today it’s really separate, to start to drag in the wireless business. Sort of in a separate leg of the stool, and it really to me, benefits them if they could figure out a way of — probably therefore benefits us, drag that into the mix.

I mean, clearly there you put cable on the defensive. They don’t really have any answer to that. And I don’t think clear wire’s their answer. So, I think you have a — I think they turned it a little bit. And whether that’s content or whether that’s packaging or whether that’s pricing or whether that’s integration of services, I think it’s worth them trying to figure out how do you start to put the cable guys on a little bit of the defensive by using the strength you have that they don’t. But there’s no magic bullet. It’s really working at it from every direction we can.

Unidentified Audience Member

 Thank you, and just quick, Greg and John, on Liberty Entertainment Group. Any comments on that discount? Why maybe since the tracker since the [hardship] was announced and any update in terms of timing? I think you had initially said sort of four to six months. Is that still the thought process?

 Dr. John Malone  - Liberty Media Corporation - Chairman

 Well timing-wise, I think if everything breaks right, we might get it done by the end of the year, which is three and a half months.

Unidentified Company Representative

 Four months from when we announced it.

 Dr. John Malone  - Liberty Media Corporation - Chairman

 It has to have a shareholder vote, which is probably the long [pole]. Once we finalize and file with the SEC. These things are always also a function of how fast it can get through the SEC. They may be pretty preoccupied these days, I don’t know.

In terms of the discount, we’ve seen it broaden and narrow, and broaden and narrow. I don’t read very much into that other than just supply and demand market issues. I would like to address a little bit of the prior question though which is kind of an interesting one. In that, to the degree that the telcos can come to the conclusion that DSLs not a great video engine, and decide to use their twisted pair for data rather than video.

They can achieve substantially higher data rates if they focus. And then that makes the hybrid satellite for video, DSL for data and IP telephony even a stronger play. So to the degree that cable wants to take the speeds up, the telcos would increasingly need to look at DSL as a data engine, unless there’s a video transport. That’s kind of my take on it.

 Greg Maffei  - Liberty Media Corporation - President and CEO

 Great, another question. Right there, Laurie again.

Unidentified Audience Member

 I guess it’s hard to know the numbers with precision. But roughly, it seems like there’s a $30 billion or $35 billion call option related to DirecTV merging with EchoStar, assuming 100% probability. And so, my question is as it relates to your stake in DirecTV, does that potential call option enter into your calculus at all?

Greg Maffei  - Liberty Media Corporation - President and CEO

 I think that’s actually a put, not a call. In terms of [Charlie’s] being — unlikely to be a seller rather than Charlie more likely to be — anyway.

 Dr. John Malone  - Liberty Media Corporation - Chairman

 Well, I think that it’s an infinite value that would be created and a diminishingly small probability that it could happen. So if you multiply those two together, I think you still get pretty much a null set, to use the mathematical terms. Pardon?

Dr. John Malone  - Liberty Media Corporation - Chairman

 Oh, in ten years, I mean look in a year anything crazy can happen. But as it sits right now, in this regulatory environment, I just don’t think it would be worth either company’s energy or effort to approach the regulatory agencies with that kind of a proposal. I’ve always believed that cooperation between the two companies could save both companies substantial operating expense and capital expenses naturally.

Whether that level of organization trust could be arrived at and those savings realized is — would take some time. But I think that’s very real as a potential to shoot for without prejudicing either company’s competitive posture relative to the other. They do it in some degree in the back hall, you know bringing distance signal to any and collaborate on that. And you know, as you know, we look pretty hard together at terrestrial broadband. And look pretty hard together at —

 Dr. John Malone  - Liberty Media Corporation - Chairman

 Indosat as a potential. So, I think the opportunity is there for cooperatively exploring jointly developing channels or a broad range, a broad agenda of value creating or cost reducing efforts. But I think a straight up merger, I think Chase would say, been there, done that, didn’t like it. And don’t want to do it again.

Unidentified Audience Member

 I’m not saying now. I’m just saying that there, I mean that option seems to — the value of that goes up over time. It seems the telco part of it gets bigger. And my question is that doesn’t factor into your calculus, when you think what to do about with your stake?

 Dr. John Malone  - Liberty Media Corporation - Chairman

 Yes, I mean it really — we’ve always felt that the probability of putting those two companies together was a function of the success of the telcos in entering the video business. Because if you had a robust telco-based video distributor competing with the two satellites and the cable, you could make the case that there was adequate competition. But at the moment, I don’t regard the numbers you saw earlier of telco video success as being a demonstration of success or robustness. So I think that’s very speculative how that will evolve over time.

 Chase Carey  - DirecTV Group Inc. - President and CEO

 So that’s why I sometimes describe it as [two soft-puts] for the market. And they’re somewhat countervailing to the degree that there’s enormous success among cable or potentially at a satellite player and the telcos have less success. They probably are more desirous of a satellite asset to complete their video portfolio, particularly on a national basis but the national wireless don’t do that.

On the opposite end, they agree, so that’s a point you can give to them, higher the business. The opposite is there’s a greater enormously successful — suggest perhaps less success on the other satellite guy. More credibility, that you can imagine some combination of the two. That’s why I describe them sometimes as two soft-puts.

Another question. Over here, no. In the middle, how about right there. [Dan?]

Unidentified Audience Member

 Thanks. You talk about the trade offs, both operationally from a tax point of view of having the Starz assets split between [L media and L Capa] - particularly after the hard spin?

 Dr. John Malone  - Liberty Media Corporation - Chairman

 Well, you said the magic word, tax. And that’s really the reason they’re structured as they are at this time. The tax considerations were more powerful in that decision than operational efficiencies in the short run.

 Chase Carey  - DirecTV Group Inc. - President and CEO

 So I think it’s some amount of overhead for our accounting departments. Probably some amount of mental overhead and descriptive overhead for Bob Clasen and his team. But I don’t think at the end of the day, it’s an unmanageable situation. Quite possibly some day, they’ll be reunited. We’ll see. Yes, [Andy?]

Unidentified Audience Member

 Thanks, I guess once the hard spin of the Entertainment is done, next order of business is combining DTV and Liberty, delivering entertainment together in some way shape or form. I was wondering if you can talk to us about what some of the hurdles here are other than obviously price?

And maybe Chase can talk to us a little bit about what the independent members of the DTV Boards view as stumbling blocks, particularly if DTV is the acquirer? And how does the Board feel about super voting shares, going back for the B shares?

 Greg Maffei  - Liberty Media Corporation - President and CEO

 So — if I could just say, I first want to say I think there are benefits imaginable to every side in putting Liberty Entertainment and DirecTV together. For one thing you won’t have to come to this event to talk about why they’re not together again. But it’s also not the case that if they don’t get together that it’s a long-term detriment or it’s a problem.

And I think we can try to be realistic about the fact that it creates instant opportunities and benefits to Liberty Entertainment shareholders just with the split-off. It doesn’t necessarily suggest that you have to or will get done some combination with DirecTV.

I think the three issues that we’ve talked about in the past as being, needing to be worked through is value. We believe that the sum of the parts of Liberty Entertainment is worth more than the current market price and it’s likely that even post the spin, if the discount narrows, it will still be worth more on a sum-of-the-parts basis than the market indicates.

That probably puts some amount of tension or issues for the DirecTV independents in figuring some combination, are they paying market or sum of the parts, tension. Not necessarily irresolvable tension but something that needs to be worked through.

Second issue is probably governance, if you imagine Board representation from both sides, how many and who, on each side. And the third is probably votes. We have a capital structure which is different than DirecTV’s and whether it’s DirecTV putting together buying LMDIA or LMDIA buying DirecTV it’s effectively the same thing, it’s just a technique in how you get there. You have to decide are the B shares at Liberty Capital recognized and to what degree.

And then I’ll let John comment on his concerns or what is important to him as the holder of the vast majority of those B shares, but I think those are framed as the corporate issues between the two companies.

 Dr. John Malone  - Liberty Media Corporation - Chairman

 No, I would say the decision the Board made to pursue the spin-off of the entertainment unit was made not focused on the role out for a combination with DirecTV, that becomes an option, one of many, that that spin-off enables. But there are quite a list of other structural alternatives which having it as an asset-backed entity creates.

And so whether it ultimately — the gap closes and a deal could be made, or not, really wasn’t paramount in the mind of our Board when we decided to pursue this. It has more to do with a list of optional outcomes which is greatly expanded by having it as a separate and not attractive stock entity.

I understand the issues around control, I understand the issues around sum of the parts. I understand the issues about controlled premiums, these are all difficult in the current structure. And it will continue to be difficult in the spin-off structure. And I’m not sure that in the short run those could be addressed. In fact, I would be quite surprised if the spin-off alone solves those issues.

So just because we’re spinning this unit to our shareholders don’t expect some quick shotgun marriage between Direct and the entertainment unit. I would be very surprised if that happened.

 Greg Maffei  - Liberty Media Corporation - President and CEO

 Chase, do you want to add anything?

 Chase Carey  - DirecTV Group Inc. - President and CEO

 Yes, I mean I probably don’t have a lot — but I think the issues are, well [Greg] lumped the second two together, value and governance. And — because there are issues there. I guess you look at sort of what are the rational benefits in doing this? And is it probably a more rational structure that the public company ends up being all of one and a large majority of the other, probably not optimum, but realistically is it affecting anything we’re doing today?

Can we do everything we’re doing? Yes, so it’s not like there’s a compelling reason that drives you to say, oh, I’ve got to make some significant compromise to get there because we’re okay, we can do what we do. There are probably issues longer term, not today, does it provide essentially a better structure for things that you don’t — you don’t know what’s coming down the road but again, they’re far enough down the road and they’re not here.

So, I think part of the problem of wrestling with these issues is we’re fine doing what we’re doing the way it is. And therefore you try to be constructive, the discussions are constructive but there’s not sort of a compelling reason or benefit that would say you’re going to do on the DirecTV side, on the independent Direct side anything more than what you think makes sense for DirecTV. And again, we’re fine. I think our results kind of prove it, we’re fine doing what we do.